[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]




December 15, 2008

Ms. Amanda McManus
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Re:   Banc of America Commercial Mortgage Inc.
      Registration Statement Filing (Pre-Effective Amendment No. 1) File No. 333-155089
      -------------------------------------------------------------

Dear Ms. McManus:

We are counsel to Banc of America Commercial Mortgage Inc. (the "Depositor"). We have reviewed your letter dated November 21, 2008 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Depositor's registration statement (File No. 333-155089) on Form S-3 as filed on November 5, 2008. We have discussed the comment indicated in the Comment Letter with various representatives of the Depositor, and the Depositor's response is set forth below. Capitalized terms in this letter without definition have the meanings given them in the form of base prospectus (the "Base Prospectus") or form of prospectus supplement (the "Prospectus Supplement") contained in the revised form of registration statement submitted herewith. Enclosed herewith are two copies of such revised registration statement, which have been marked to show changes implemented in response to the request of the Staff in the Comment Letter (the marked copy is of the entire filing but we note for your convenience that there are no changes to the forms of prospectus or base prospectus since the initial filing on November 5, 2008).

For your convenience, the Staff's comment is repeated in italics below, followed by the Depositor's response.

General

      1. Please revise the signature page to include the controller or principal accounting officer. Refer to Instructions for Signatures on Form S-3.

CADWALADER


December 15, 2008


            The chief financial officer and treasurer of the Depositor is its principal accounting officer as well as its principal financial officer. Language clarifying this has been added to the signature page.

The Depositor hopes the Staff will find the above response and the enclosed submission responsive to its comment. Any questions concerning same may be directed to the undersigned at (704) 348-5149.

Very truly yours,


/s/ Henry A. LaBrun


Henry A. LaBrun



cc:   Lauren Nguyen
      Stephen Hogue
      Paul Kurzeja